MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

March 4, 2009

Craig Ruckman

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
File Nos. 811-8108 and 333-153041

Mr. Ruckman:

On behalf of Protective Life Insurance Company (“the Company”) and Protective Variable Annuity Separate Account (the “Account”), we are transmitting for filing with the Commission pursuant to the Securities Act of 1933, the Investment Company Act of 1940, and Rule 101(a) of Regulation S-T, a conformed electronic format copy of Post-Effective Amendment No. 1 to the Form N-4 registration statement for certain variable annuity contracts (“ProtectiveRewards Elite”) being issued through the Account.

This Post-Effective Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 to modify the optional guaranteed living withdrawal benefit (“SecurePay”) offered under the contract, and to eliminate certain features and add others associated with the current SecurePay benefit.

I also enclose a copy of our letter to William J. Kotapish, Assistant Director, Office of Insurance Products, requesting “template” treatment in connection with this Post-Effective Amendment.

If you have any questions or comments regarding this registration statement, please call the undersigned at (800) 627-0220.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

Cc:	Ms. Elisabeth Bentzinger